SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

Explanatory Note:

This Form 6-K/A is being filed to incorporate by reference the Form 6-K furnished to the Commission on May 1, 2008 into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated May 1, 2008.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Crystallex International Corporation (“Crystallex”) 18 King St. East, Suite 1210 Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

April 30, 2008

Item 3	News Release

News releases were issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire on April 30, 2008.

Item 4	Summary of Material Change

The Director General of the Administrative Office of Permits at the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb”) has issued a communication to the Corporacion Venezolana de Guayana (“CVG”), the owner of the Las Cristinas concessions, denying a request for the authorization to affect natural resources to carry out exploration activities in the mining area of Las Cristinas in Sifontes, Bolivar State.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Crystallex has become aware that the Director General of MinAmb has issued a communication to CVG, the owner of the Las Cristinas concessions, denying a request for the authorization to affect natural resources to carry out exploration activities in the mining area of Las Cristinas in Sifontes, Bolivar State.

In issuing the communication, the Director General cites sensitivities surrounding indigenous peoples, the small miners and the environment in the area generally known as the Imataca Forest Reserve, which contains a number of mining projects, which like those of Crystallex, are seeking the required permits to continue their development and exploitation.

The communication by the Director General appears to be in conflict with the Las Cristinas EIS approval, Construction Compliance Bond Request and Environmental Tax request issued by the MinAmb (that Crystallex posted and satisfied last summer) and the communication appears to be in opposition to all mineral mining in the Imataca Region.

The communication is subject to several avenues of response, including an application for reconsideration by interested parties under Venezuelan law. Crystallex is currently working with various levels of the CVG to develop strong submissions in support of the authorization to affect natural resources. Crystallex is committed to defending its rights in the Las Cristinas project and intends to respond to this matter vigorously in accordance with its legal entitlements to protect the interests of our shareholders.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Gordon M. Thompson President and Chief Executive Officer Telephone: 416.203.2448

Item 9	Date of Report

May 1, 2008.

CRYSTALLEX INTERNATIONAL CORPORATION

Gordon M. Thompson
Gordon M. Thompson
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	May 1, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer